GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") RIDER
                           ANNUAL RATCHET TO AGE [85]


This rider is part of your Certificate, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Certificate, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.


I.       THIS RIDER'S BENEFIT

The terms of this rider add to the Certificate a Guaranteed Minimum Death Benefit (GMDB) as described below. The rider describes the computation of the Annual Ratchet to Age [85] GMDB, the cost of this rider and how this rider may terminate.

On the Contract Date, GMDB is equal to your initial Contribution. Thereafter, on each Contract Date Anniversary through the Contract Date Anniversary following the Owner's [85th ] birthday, if the Annuity Account Value is greater than the current GMDB, the GMDB is reset to equal the Annuity Account Value. The GMDB is also adjusted for any subsequent Contributions and withdrawals as described under "Effects of Withdrawals" below.

For Certificates with joint lives, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the older joint life.


II.      EFFECT OF WITHDRAWALS

During each Contract Year, the Annual Ratchet to Age [85] GMDB will be reduced by withdrawals. The reduction of the GMDB is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year does not cause an Excess Withdrawal. Once a withdrawal is made that causes an Excess Withdrawal, that entire withdrawal and any subsequent withdrawals in that Contract Year will cause a pro rata reduction of the GMDB. Payments which are made after the Annuity Account Value falls to zero will cause a dollar for dollar reduction of the GMDB.

A pro rata reduction is determined as follows:

1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;

2) Multiply the fraction calculated in (1) by the amount of your GMDB immediately preceding the withdrawal. This is the amount of the pro rata reduction. We will reduce your GMDB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.

If Spousal Continuation is elected and the surviving spouse is age [75] or younger on the date of your death, and you were age [84] or younger at death, the GMDB continues and will continue to grow according to its terms until the Contract Date Anniversary following the date your spouse reaches age [85]. If your surviving spouse is age [75] or younger on the date of your death, and you were age [85] or older at death, we will reinstate the GMDB. Your GMDB (which had been previously frozen at age [85]) will continue to grow according to its terms until the Contract Date Anniversary following the date your surviving spouse reaches age [85]. In accordance with Sections 6.04 ("Termination of the [At Retirement Variable Annuity] Benefit" and 7.02 ("Payment Upon Death"), the [At Retirement Variable Annuity] Benefit terminates and the charge for it ends. When your surviving spouse continues this Certificate, the GMDB is reduced on a pro-rata basis when withdrawals are made.


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III.     THE COST OF THIS RIDER

The charge for this benefit is shown in the Data Pages.

IV.      TERMINATION PROVISION OF THIS RIDER

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Certificate terminates, (ii) except as provided in the next sentence, the original Owner of the Certificate has changed, (iii) Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner's death, (iv) the Certificate is continued under the Beneficiary Continuation Option, if applicable, or (v) the Certificate is annuitized. However, for a Certificate owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant.


AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Christopher M. Condron                  /s/ Karen Field Hazin
Christopher M. Condron                      Karen Field Hazin
Chairman and Chief Executive Officer        Senior Vice President, Secretary and
                                            Associate General Counsel


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